Exhibit 4.3

Standby Letter of Credit Agreement

(Credit Agreement/Loan Agreement Version)

THIS STANDBY LETTER OF CREDIT AGREEMENT (this “Agreement”) is by and between/among the undersigned (individually and collectively, “Applicant”; jointly and severally, if more than one) and Wells Fargo Bank, National Association and/or any of its branches or affiliates (individually and collectively, “Bank”).

PRELIMINARY STATEMENTS

A. Applicant is a party to the credit or loan agreement pursuant to which one or more letters of credit may be issued or will otherwise be governed (as may be amended, supplemented, restated or otherwise modified from time to time, the “Credit Agreement”).

B. Subject to the terms and conditions of the Credit Agreement, (a) Bank has agreed to issue standby letter(s) of credit as more particularly described therein, and/or (b) Bank and Applicant have agreed that certain existing standby letters(s) of credit will now be deemed for all purposes Credits (as defined below) issued under and in connection with this Agreement and not that certain Standby Letter of Credit Agreement between Bank and Borrower dated June 30, 2009, as may be amended from time to time (the “Existing Standby Letter of Credit Agreement” (in each case, as such standby letter(s) of credit may be amended from time to time, the “Credit(s)”) for the account of Applicant, subject to the additional terms and conditions of this Agreement, the Application (as defined below) and such other documents as may be required by Bank in connection with the issuance of the Credit(s). For purposes of this Agreement, if there is only one (1) Credit issued under the Credit Agreement, then all references herein to “a Credit”, “each Credit”, “one or more Credits”, “the Credits” or similar references shall be deemed to refer to the Credit only.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Applicant and Bank (by its acceptance of this Agreement and the issuance of a Credit) hereby agree as follows (unless otherwise defined or indicated in this Agreement, capitalized terms used but not defined herein shall have the meanings given to such terms in the Credit Agreement):

1. Applications/Instructions. The request to issue or amend a Credit (including any Application for Standby Letter of Credit on which Applicant applied for a letter of credit under the Existing Standby Letter of Credit Agreement, an “Application”) shall be irrevocable and in such form as Bank shall from time to time require or agree to accept (including any type of electronic form or means of communication). Inquiries, communications and instructions (whether written, facsimile or in other electronic form approved by Bank) regarding a Credit, each Application and this Agreement are each referred to herein as “Instructions”. Bank’s records of the content of any Instruction will be conclusive. Applicant expressly agrees that the terms and conditions in this Agreement shall apply to each Application (including any Application for Standby Letter of Credit on which Applicant applied for a letter of credit under the Existing Standby Letter of Credit Agreement) and the Credit issued pursuant to each Application, and to transactions under each Application, each Credit and this Agreement.

2. Applicant’s Reimbursement and Payment Obligations and Terms.

(a)	United States Dollar Drawings. For each Credit payable or purporting to be payable in United States Dollars, Applicant shall, as to clause (i) below, reimburse Bank, and as to all other clauses below, pay Bank:

(i)	the amount of each drawing paid by Bank under the Credit on the same Business Day (as defined below) such drawing is paid by Bank, if under a sight draft or demand presentation paid by Bank under such Credit, and at least one (1) Business Day prior to the date when payment is to be made under a time draft (or acceptance relating thereto) or deferred payment obligation;

(ii)	commissions, fees and charges in respect of the Credit (including, commissions and fees for issuance, transfer, assignment of proceeds, amendments and drawings and of any adviser, confirming institution or entity or other nominated person), at such rates, amounts and times as specified in the Credit Agreement, or if not specified in the Credit Agreement, as Bank and Applicant shall mutually agree (or if no agreement, the rates then customarily charged by Bank);

(iii)	interest on each amount payable under this Agreement for each day from and including the date such payment is due through the date of payment, on demand, at the rate per annum and calculated in the manner specified in the Credit Agreement or, if not specified in the Credit Agreement, at a rate per annum (calculated on the basis of a 360-day year for the actual number of days elapsed) equal to the lesser of (A) the Prime Rate (as defined below) plus 4% and (B) the highest rate permitted by applicable law;

(iv)	Bank’s charges, costs and expenses (including the reasonable legal fees, charges and disbursements of any counsel (including in-house counsel fees and allocated costs) to Bank incurred in connection with the protection or enforcement of Bank’s rights under this Agreement and any correspondent’s charges, with interest from the date paid or incurred by Bank through the date of payment by Applicant, on demand, at a rate per annum and calculated in the manner specified in the Credit Agreement or, if not specified in the Credit Agreement, at a rate per annum (calculated on the basis of a 360-day year for the actual number of days elapsed) equal to the lesser of (A) the Prime Rate plus 4% and (B) the highest rate permitted by applicable law;

(v)	if as a result of any Change in Law (as defined below), Bank determines that the cost to Bank of issuing or maintaining any Credit is increased, or any amount received or receivable by Bank under this Agreement is reduced, or Bank is required to make any payment in connection with any transaction contemplated hereby, then such additional amount or amounts, on demand, as Bank determines will compensate Bank for such increased cost, reduction or payment; and

(vi)	as used in this Agreement, the following capitalized terms have the meanings ascribed to such terms:

(A)	“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks are authorized or required to close at the place where Bank is obligated to honor a presentation or otherwise act under a Credit.

(B)	“Prime Rate” means the rate of interest most recently announced within Bank at its principal office as its “Prime Rate”, with the understanding that the Prime Rate is one of Bank’s base rates and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto, and is evidenced by the recording thereof after its announcement in such internal publication or publications as Bank may designate. Each change in the Prime Rate shall be effective from and including the date such change is announced as being effective.

(C)	“Change in Law” means the occurrence after the date of this Agreement of: (a) the adoption or effectiveness of any law, rule, regulation, judicial ruling, judgment or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application by any Governmental Authority of any law, rule, regulation or treaty, or (c) the making or issuance by any Governmental Authority of any request, rule, guideline or directive, whether or not having the force of law; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives concerning capital adequacy promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the US or foreign regulatory authorities shall, in each case, be deemed to be a “Change in Law,” regardless of the date enacted, adopted or issued.

(D)	“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government (including any supra-national bodies such as the European Union or the European Central Bank).

(b)	Foreign Currency Drawings. If the amount drawn or demanded to be paid under any Credit is not in United States Dollars, Applicant agrees to reimburse or pay under Section 2(a) above the United States Dollar equivalent of the amount computed at Bank’s selling rate, as of the date of Applicant’s reimbursement or payment. Notwithstanding the foregoing, Bank may, at its sole and absolute discretion, require or permit Applicant to reimburse or pay under Section 2(a) above in the applicable non-United States Dollars currency.

(c)

Immediately Available Funds; No Withholding. All reimbursements and payments shall be made in immediately available funds, free and clear of and without deduction for any present or future Taxes (as defined below), set-off or other liabilities, at such time and to such location as Bank may designate from time to time. Applicant shall pay all withholding, stamp and other Taxes imposed by any taxing authority on reimbursement or payment under any Credit and this Agreement, and shall indemnify Bank against all liabilities, costs, claims and expenses resulting from Bank having to pay or from any omission to pay or delay in paying any Tax. “Taxes” means all taxes, fees, duties, levies, imposts, deductions, charges or withholdings of any kind (other than federal and state income taxes and franchise taxes imposed on Bank).

(d)	Automatic Debit and Set-Off. Bank may (but shall not be required to), without demand for reimbursement or payment or notice to Applicant, and in addition to any other right of set-off that Bank may have, debit any account or accounts maintained by Applicant with any office of Bank (now or in the future) and set-off and apply (i) any balance or deposits (general, special, time, demand, provisional, final, matured, unmatured, contingent or absolute) in the account(s) and (ii) any sums due or payable from Bank, to the payment of any and all amounts owed by Applicant to Bank.

(e)	Obligations Absolute. Applicant’s reimbursement and payment obligations under this Section 2 are absolute, unconditional and irrevocable and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever, including, without limitation:

(i)	any lack of validity, enforceability or legal effect of any Credit or this Agreement or any term or provision therein or herein;

(ii)	payment against presentation of any draft, demand or claim for payment under any Credit or other document presented for purposes of drawing under any Credit (individually, a “Drawing Document” and collectively, the “Drawing Documents”) that does not comply in whole or in part with the terms of the applicable Credit or which proves to be fraudulent, forged or invalid in any respect or any statement therein being untrue or inaccurate in any respect, or which is signed, issued or presented by a Person (as defined below) or a transferee of such Person purporting to be a successor or transferee of the beneficiary of such Credit;

(iii)	Bank or any of its branches or affiliates being the beneficiary of any Credit;

(iv)	Bank or any correspondent honoring a drawing against a Drawing Document up to the amount available under any Credit even if such Drawing Document claims an amount in excess of the amount available under the Credit;

(v)	the existence of any claim, set-off, defense or other right that Applicant or any other Person may have at any time against any beneficiary, any assignee of proceeds, Bank or any other Person; or

(vi)	any other event, circumstance or conduct whatsoever, whether or not similar to any of the foregoing that might, but for this Section, constitute a legal or equitable defense to or discharge of, or provide a right of set-off against, the Obligations (as defined below), whether against Bank, the beneficiary or any other Person;

provided, however, that subject to Section 4(b) below, the foregoing shall not release Bank from such liability to Applicant as may be finally determined in a binding arbitration proceeding brought by Applicant pursuant to the Credit Agreement (or as may be judicially determined in a final, non-appealable judgment by a court of competent jurisdiction to the extent that a judicial determination, proceeding or remedy is permitted by the Credit Agreement) against Bank following reimbursement and/or payment of the Obligations. “Obligations” means all obligations and liabilities, including without limitation, reimbursement and other payment obligations and liabilities, of Applicant to Bank arising under, or in connection with, this Agreement, including, without limitation, Section 4 below, any Application or any Credit, whether matured or unmatured, absolute or contingent, now existing or hereafter incurred. “Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, governmental authority or other entity.

3. Applicant’s Responsibility. Applicant is responsible for preparing and/or approving the final text of the Credit as issued by Bank, irrespective of any assistance Bank may provide such as drafting or recommending text or by Bank’s use or refusal to use text submitted by Applicant. Applicant understands that the final form of any Credit may be subject to such revisions and changes as are deemed necessary or appropriate by Bank and Applicant hereby consents to such revisions and changes. Applicant is solely responsible for the suitability of the Credit for Applicant’s purposes. Applicant will examine the copy of the Credit and any other documents sent by Bank in connection with the Credit and shall promptly notify Bank of any non-compliance with Applicant’s Instructions and of any discrepancy in any document under any presentment or other irregularity. Applicant understands and agrees that Bank is not required to extend the expiration date of any Credit for any reason, and with respect to any Credit containing an “automatic amendment” to extend the expiration date of such Credit, Bank, in its sole and absolute discretion, may give notice of nonrenewal of such Credit and, if Applicant does not at any time want such Credit to be renewed, Applicant will so notify Bank at least fifteen (15) calendar days before Bank is required to notify the beneficiary of such Credit or any advising bank of such nonrenewal pursuant to the terms of such Credit.

4. Indemnification; Limitation of Liability.

(a)	Indemnification. Applicant agrees to indemnify and hold harmless Bank (including its branches and affiliates), its correspondents and each of their respective directors, officers, employees, attorneys and agents (each, including Bank, an “Indemnified Person”) from and against any and all claims, suits, judgments, liabilities, losses, fines, damages, penalties, interest, costs and expenses (including expert witness fees and reasonable legal fees, charges and disbursements of any counsel (including in-house counsel fees and allocated costs) and all expenses of arbitration or litigation and in preparation thereof), which may be incurred by or awarded against any Indemnified Person (the “Costs”), and which arise out of or in connection with, or as a result of:

(i)	any Credit or any pre-advice of its issuance;

(ii)	any transfer, sale, delivery, surrender or endorsement of any Drawing Document at any time(s) held by any Indemnified Person in connection with any Credit;

(iii)	any action or proceeding arising out of, or in connection with, any Credit or this Agreement (whether administrative, judicial or in connection with arbitration), including any action or proceeding to compel or restrain any presentation or payment under any Credit, or for the wrongful dishonor of, or honoring a presentation under, any Credit;

(iv)	any independent undertakings issued by the beneficiary of any Credit;

(v)	any unauthorized Instruction or error in computer or electronic transmission;

(vi)	an adviser, confirmer or other nominated person seeking to be reimbursed, indemnified or compensated;

(vii)	any third party seeking to enforce the rights of an applicant, beneficiary, nominated person, transferee, assignee of Credit proceeds or holder of an instrument or document;

(viii)	the fraud, forgery or illegal action of parties other than the Indemnified Person;

(ix)	Bank’s performance of the obligations of a confirming institution or entity that wrongfully dishonors a confirmation; or

(x)	the acts or omissions, whether rightful or wrongful, of any present or future de jure or de facto governmental or regulatory authority or cause or event beyond the control of such Indemnified Person;

in each case, including that resulting from Bank’s own negligence; provided, however, that such indemnity shall not be available to any Person claiming indemnification under clauses (i) through (xi) above to the extent that such Costs are found in a binding arbitration proceeding brought by Applicant pursuant to the Credit Agreement (or as may be judicially determined in a final, non-appealable judgment by a court of competent jurisdiction to the extent the Credit Agreement permits (or applicable law requires) any dispute to be brought in state or federal court located in the Jurisdiction) to have resulted directly from the gross negligence or willful misconduct of the Indemnified Person claiming indemnity. Applicant hereby agrees to pay Bank on demand from time to time all amounts owing under this Section. If and to the extent that the Obligations of Applicant under this Section are unenforceable for any reason, Applicant agrees to make the maximum contribution to the Costs permissible under applicable law. This indemnity provision shall survive termination of this Agreement and all Credits.

(b)

Direct Damages; No Punitive Damages. The liability of Bank (or any other Indemnified Person) under, in connection with and/or arising out of this Agreement or any Credit (or pre-advice), regardless of the form or legal grounds of the action or proceeding, shall be limited to direct damages suffered by Applicant that are caused directly by Bank’s gross negligence or willful misconduct in (i) honoring a presentation under a Credit that on its face does not at least substantially comply with the terms and conditions of such Credit, (ii) failing to honor a presentation under a Credit that strictly complies with the terms and conditions of such Credit or (iii) retaining Drawing Documents presented under a Credit. Bank shall be deemed to have acted with due diligence and reasonable care if Bank’s conduct is in accordance with Standard Letter of Credit Practice (as defined below) or in accordance with this Agreement. “Standard Letter of Credit Practice” means, for Bank, any domestic or foreign law or letter of credit practices applicable in the city in which Bank issued the applicable Credit or for its branch or correspondent, such laws and practices applicable in the city in which it has advised, confirmed or negotiated such Credit, as the case may be. Such practices shall be (A) of banks that regularly issue Credits in the particular city, and (B) required or permitted under the ISP (as defined below) or UCP (as defined below), as chosen in the applicable Credit. “ISP” means, International Standby Practices 1998 (International Chamber of Commerce Publication No. 590) and any subsequent revision thereof adopted by the International Chamber of Commerce on the date such Credit is issued. “UCP” means, Uniform Customs and Practice for Documentary Credits 2007 Revision, International Chamber of Commerce Publication No. 600 and any subsequent revision thereof adopted by the International Chamber of Commerce on the date such Credit is issued. Applicant’s aggregate remedies against Bank and any Indemnified Person for wrongfully honoring a presentation under any Credit or wrongfully retaining honored Drawing Documents shall in no event exceed the aggregate amount paid by Applicant to Bank in respect of the honored presentation in connection with such Credit under Section 2 above, plus interest. Notwithstanding anything to the contrary in this Agreement, neither Bank nor any other Indemnified Person shall, under any circumstances whatsoever, be liable in contract, tort or otherwise for any punitive, exemplary, consequential, indirect or special damages or losses regardless of whether or not Bank or any other Indemnified Person shall have been advised of the possibility thereof or the form of action in which such damages or losses may be claimed. Applicant shall take action to avoid and mitigate the amount of any damages claimed against Bank or any other Indemnified Person, including by enforcing its rights in the underlying transaction. Any claim by Applicant under or in connection with this Agreement or any Credit shall be reduced by an amount equal to the sum of (X) the amount (if any) saved by Applicant as a result of the breach or alleged wrongful conduct complained of; and (Y) the amount (if any) of the loss that would have been avoided had Applicant taken all reasonable steps to mitigate any loss, and in case of a claim of wrongful dishonor, by specifically and timely authorizing Bank to effect a cure.

(c)	No Responsibility or Liability. Without limiting any other provision of this Agreement, Bank and each other Indemnified Person (if applicable) shall not be responsible to Applicant for, and/or Bank’s rights and remedies against Applicant and the Obligations shall not be impaired by:

(i)	honor of a presentation under any Credit that on its face substantially complies with the terms and conditions of such Credit, even if the Credit requires strict compliance by the beneficiary;

(ii)	honor of a presentation of any Drawing Document that appears on its face to have been signed, presented or issued (A) by any purported successor or transferee of any beneficiary or other Person required to sign, present or issue such Drawing Document or (B) under a new name of the beneficiary;

(iii)	acceptance as a draft of any written or electronic demand or request for payment under a Credit, even if nonnegotiable or not in the form of a draft, and/or Bank may disregard any requirement that such draft, demand or request bear any or adequate reference to the Credit;

(iv)	the identity or authority of any presenter or signer of any Drawing Document or the form, accuracy, genuineness or legal effect of any Drawing Document (other than Bank’s determination that such Drawing Document appears on its face substantially to comply with the terms and conditions of the Credit);

(v)	acting upon any Instruction that it in good faith believes to have been given by a Person authorized to give such Instructions;

(vi)	any errors, omissions, interruptions or delays in transmission or delivery of any message, advice or document (regardless of how sent or transmitted) or for errors in interpretation of technical terms or in translation;

(vii)	any delay in giving or failing to give notice to Applicant;

(viii)	any acts, omissions or fraud by, or the solvency of, any beneficiary, any nominated person or entity or any other Person;

(ix)	any breach of contract between the beneficiary and Applicant or any of the parties to the underlying transaction;

(x)	assertion or waiver of any provision of the ISP or UCP that primarily benefits an issuer of a letter of credit, including any requirement that any Drawing Document be presented to it at a particular hour or place;

(xi)	payment to any paying or negotiating bank (designated or permitted by the terms of the applicable Credit) claiming that it rightfully honored or is entitled to reimbursement or indemnity under Standard Letter of Credit Practice applicable to it;

(xii)	acting or failing to act as required or permitted under Standard Letter of Credit Practice applicable to where it has issued, confirmed, advised or negotiated such Credit, as the case may be;

(xiii)	honor of a presentation after the expiration date of any Credit notwithstanding that a presentation was made prior to such expiration date and dishonored by Bank if subsequently Bank or any court or other finder of fact determines such presentation should have been honored;

(xiv)	dishonor of any presentation that does not strictly comply or that is fraudulent, forged or otherwise not entitled to honor; or

(xv)	honor of a presentation that is subsequently determined by Bank to have been made in violation of international, federal, state or local restrictions on the transaction of business with certain prohibited Persons.

5. Representations and Warranties. Applicant hereby makes all of the representations and warranties given to Bank in the Credit Agreement as if set forth in full herein, together with the representations and warranties set forth below, and Applicant further represents and warrants to Bank that all such representations and warranties are true and correct in all respects (all of which representations and warranties will be repeated as true and correct as of the date of each new Application submitted by Applicant to Bank and as of the date of issuance of any Credit requested in each such Application):

(a)	Approvals. No authorization, approval or consent of, or notice to or filing with, any governmental or regulatory authority is required to be made in connection with the execution and delivery by Applicant of this Agreement or the issuance by Bank of any Credit for the account of Applicant pursuant to this Agreement and related Application.

(b)	Compliance with Laws. Applicant is in compliance with all applicable laws and regulations, except where the noncompliance with which would not have a material adverse effect on Applicant, and no Application, Credit or transaction under any Application and/or Credit will contravene any laws, treaties, rules or regulations of any governmental or regulatory authority (state, federal or foreign), including, without limitation, any foreign exchange control laws or regulations, United States foreign assets control laws or regulations or currency reporting laws and regulations, now or hereafter applicable, except where the noncompliance with which would not have a material adverse effect on Applicant.

6. Covenants. Applicant hereby repeats each of its affirmative and negative covenants in the Credit Agreement as if set forth in full herein, and Applicant further covenants and agrees, at its costs and expense, to execute and deliver to Bank such additional certificates, instruments and/or documents and to take such additional action as may be reasonably requested by Bank to enable Bank to issue any Credit pursuant to this Agreement and related Application, to protect, exercise and/or enforce Bank’s rights and interests under this Agreement and/or to give effect to the terms and provisions of this Agreement or any Application. Applicant irrevocably appoints Bank as its attorney-in-fact and authorizes Bank, without notice to Applicant, to execute and deliver all such documents and to take all such actions on behalf of Applicant. This appointment is coupled with an interest.

7. Events of Default. Each of the following shall be an “Event of Default” under this Agreement:

(a)	Failure to Reimburse or Pay. The failure by Applicant or any Person that has guaranteed or provided credit or collateral support for all or any part of the Obligations (each such Person, a “Guarantor”) to reimburse or pay any principal, interest, fee or other amount when due under or in connection with this Agreement or any Credit.

(b)	Credit Agreement Default/Event of Default. The occurrence of any “default” or “event of default” (howsoever defined in the Credit Agreement).

8. Remedies. Upon the occurrence and during the continuance of any Event of Default:

(a)	The full undrawn amount of each Credit, together with any additional amounts payable hereunder, shall, at Bank’s option, become due and payable immediately without demand upon or notice to Applicant; provided, however, upon the occurrence of any Event of Default specified in Section 7(b) above that results in the automatic acceleration of all outstanding indebtedness under the Credit Agreement, the amount of each Credit, together with any additional amounts payable hereunder, shall, automatically and without any notice to Applicant or any other act by Bank, become immediately due and payable; and

(b)	Bank may exercise from time to time any of the rights, powers and remedies available to Bank under this Agreement or the Credit Agreement, under any other documents now or in the future evidencing or securing the Obligations or under applicable law, and all such remedies shall be cumulative and not exclusive.

With respect to Bank’s exercise of any of the foregoing rights, powers and/or remedies, Applicant hereby waives presentment, protest, dishonor, notice of dishonor, demand, notice of protest, notice of non-payment, notice of acceptance of this Agreement and any other notice or demand of any kind from Bank.

9. Subrogation. The Bank, at its option, shall be subrogated to Applicant’s rights against any Person who may be liable to Applicant on any transaction or obligation underlying any Credit, to the rights of any holder in due course or Person with similar status against Applicant, and to the rights of any beneficiary or any successor or assignee of any beneficiary.

10. Governing Law; UCP; ISP; Standard Letter of Credit Practice. This Agreement and each Credit shall be governed by and construed in accordance with (a)(1) in the case of each Credit, the substantive laws of the jurisdiction specified in the applicable Credit, or if no governing law is so specified, the substantive laws of the jurisdiction of the office of Bank that issued the applicable Credit, and (2) in the case of this Agreement, the governing law specified in the Credit Agreement, or if no governing law is so specified, the substantive laws of the jurisdiction of the office of Bank that issued the applicable Credit (as applicable, the “Jurisdiction”), in either case, including the Uniform Commercial Code as in effect from time to time in such Jurisdiction (the “UCC”), but excluding any choice of law rules that would apply the law of a different jurisdiction, and (b) the ISP or UCP, as set forth in each Credit, which is, as applicable, incorporated herein by reference into this Agreement and which shall control (to the extent not prohibited by the law of the Jurisdiction) in the event of any inconsistent provisions of such law. Unless Applicant specifies otherwise in its Application for a Credit, Applicant agrees that Bank may issue a Credit subject to the ISP or UCP. Bank’s privileges, rights and remedies under the ISP, UCP shall be in addition to, and not in limitation of, its privileges, rights, and remedies expressly provided for herein. The ISP and UCP shall serve, in the absence of proof to the contrary, as evidence of Standard Letter of Credit Practice with respect to matters covered therein. To the extent permitted by applicable law, (i) this Agreement shall prevail in case of conflict between this Agreement, the UCC and/or Standard Letter of Credit Practice, (ii) the ISP shall prevail in case of conflict between the ISP and the UCC or other Standard Letter of Credit Practice if the Credit is governed by the ISP, and (iii) the UCP shall prevail in case of a conflict between the UCP and the UCC or other Standard Letter of Credit Practice if the Credit is governed by the UCP.

11. Arbitration. Applicant and Bank hereby agree to and incorporate by reference the arbitration provisions of the Credit Agreement as if set forth in full herein.

12. Consent to Jurisdiction and Venue. Without waiving or modifying any of the mandatory arbitration provisions set forth in the Credit Agreement and to the extent such arbitration requirements permit (or applicable law requires) any dispute to be brought in state or federal court located in the Jurisdiction, in any proceeding involving, directly or indirectly, any matter arising out of or related to this Agreement or any Credit issued in connection with this Agreement and Applicant’s Application with respect to such Credit, Applicant hereby irrevocably submits to the nonexclusive jurisdiction of any state or federal court located in any county in the Jurisdiction and agrees not to raise any objection to the Jurisdiction or to the laying or maintaining of the venue of any such proceeding in the Jurisdiction. Applicant agrees that service of process in any such proceeding may be duly effected upon it by mailing a copy thereof, by certified mail, postage prepaid, to it at its address set forth in Section 15 below.

13. WAIVER OF JURY TRIAL. WITHOUT WAIVING OR MODIFYING ANY OF THE MANDATORY ARBITRATION REQUIREMENTS AND PROVISIONS SET FORTH IN THE CREDIT AGREEMENT, TO THE EXTENT SUCH ARBITRATION REQUIREMENTS PERMIT (OR APPLICABLE LAW REQUIRES) ANY DISPUTE TO BE BROUGHT IN STATE OR FEDERAL COURT LOCATED IN THE JURISDICTION, APPLICANT AND WHEN IT ISSUES A CREDIT, BANK KNOWINGLY AND VOLUNTARILY WAIVE ALL RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY LITIGATION BASED ON, ARISING OUT OF, OR RELATING TO THE AGREEMENT OR THE CREDIT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (ORAL OR WRITTEN) OR ACTIONS OF APPLICANT OR BANK WITH RESPECT THERETO. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BANK TO ISSUE THE CREDIT.

14. Bankruptcy and Forfeiture Reinstatement. If any consideration transferred to Bank in payment of, or as collateral for, or in satisfaction of the Obligations, shall be voided in whole or in part as a result of (a) a subsequent bankruptcy or insolvency proceeding; (b) any forfeiture or seizure action or remedy; (c) any fraudulent transfer or preference action or remedy; or (d) any other civil, criminal or equitable proceeding or remedy, then Bank’s claim to recover the voided consideration shall be a new and independent claim arising under this Agreement and shall be jointly and severally due and payable immediately by Applicant.

15. Notices. Unless otherwise expressly provided herein, all notices, Instructions, approvals, requests, demands, consents and other communications provided for hereunder (collectively, “notices”) shall be in writing (including by facsimile or other electronic transmission approved by Bank). All notices shall be sent by regular U.S. mail or certified mail prepaid, by facsimile or other electronic transmission approved by Bank, by hand delivery, by Federal Express (or other comparable domestic or international delivery service) prepaid to the applicable address, facsimile number or electronic mail address set forth on the signature page hereof in the case of Applicant. All notices to Bank shall be directed to the office of Bank issuing the Credit and, if Bank approves of receiving notices by email, to the email address of Bank provided from time to time by Bank to Applicant. Bank may, but shall not be obligated to, require authentication of any electronic transmission. Notices sent by hand, Federal Express (or other comparable domestic or international delivery service) or certified mail shall be deemed to have been given when received; notices sent by regular U.S. mail shall be deemed to have been received five (5) days after deposit into the U.S. mail, notices sent by facsimile or other electronic transmission shall be deemed to have been given when sent and receipt has been confirmed. Applicant or Bank may change its address for notices by notifying the other of the new address in any manner permitted by this Section.

16. Waiver and Amendments. No modification, amendment or waiver of, or consent to any departure by Applicant from, any provision of this Agreement will be effective unless made in a writing signed by Bank, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Bank’s consent to any amendment, waiver or modification does not mean that Bank will consent or has consented to any other or subsequent Instruction to amend, modify or waive a term of this Agreement or any Credit. No delay by Bank in exercising any of its rights or remedies shall operate as a waiver, nor shall any single or partial waiver of any right or remedy preclude any other further exercise of that right or remedy, or the exercise of any other right or remedy.

17. Successors and Assigns. This Agreement will be binding on Applicant’s heirs, executors, administrators, legal representatives, successors and permitted assigns, and shall inure to the benefit of Bank’s successors and assigns. Bank may assign this Agreement and its rights to reimbursement regarding any Credit, in whole or in part, without Applicant’s consent. Applicant may not assign or transfer any of its interests, rights or remedies related to this Agreement or any Credit, in whole or in part, without the prior written consent of Bank.

18. Severability. Whenever possible, each provision of the Agreement shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision of the Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or any remaining provisions of this Agreement.

19. Entire Agreement; Amendment and Restatement. This Agreement, together with any Application(s) accepted by Bank and any other agreement, document or instrument referred to herein, constitute the final, exclusive and entire agreement and understanding of, and supersede all prior or contemporaneous, oral or written, agreements, understandings, representations and negotiations between, the parties relating to the subject matter of this Agreement, provided that this Agreement shall not supersede any reimbursement agreement (however titled) that has been entered into specifically with respect to any “direct pay” standby letter of credit or other similar standby letter of credit where the terms of such reimbursement agreement have been drafted to specifically address the particular attributes of, or the particular circumstances of the underlying transaction supported by, such standby letter of credit. Without limiting the generality of the foregoing, Applicant hereby agrees, for good and valuable consideration, that the Existing Standby Letter of Credit Agreement, regardless of whether it was addressed to Bank or some other person or entity, be replaced in its entirety by this Agreement so that the Credits which were originally issued under and in connection with the Existing Standby Letter of Credit Agreement will now be deemed for all purposes Credits issued under and in connection with this Agreement and not the existing Standby Letter of Credit Agreement.

20. Conflicts. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Credit Agreement, (a) the provisions of this Agreement shall control as to (i) the definition of “Business Day” in Section 2 hereof, (ii) compliance with laws in Section 5(b) hereof and (iii) notices in Section 15 hereof as it applies to this Agreement, and (b) the provisions of the Credit Agreement shall control all other conflicts or inconsistencies.

21. Continuing Agreement. This Agreement is a continuing agreement and may not be terminated by Applicant except upon (a) thirty (30) days’ prior written notice of such termination by Applicant to Bank at the address set forth on the most recent Credit issued hereunder, (b) reimbursement and/or payment of all Obligations, and (c) the expiration or cancellation of all Credits issued hereunder. Notwithstanding the foregoing sentence, if a Credit is issued in favor of a sovereign or commercial entity, which is to issue a guarantee or undertaking on Applicant’s behalf in connection therewith, or is issued as support for such a guarantee, Applicant shall remain liable with respect to such Credit until Bank is fully released in writing by such entity.

22. Joint and Several Liability. If this Agreement is signed by two or more Applicants:

(a)	each shall be deemed to make to Bank all the representations, warranties and covenants contained herein, and each shall be jointly and severally liable under this Agreement; and

(b)	each Applicant hereby waives any defense to its liability for reimbursement, payment and/or performance of the Obligations based upon or arising by reason of: (i) principles of suretyship or any disability or other defense of any other Applicant or any other Person; (ii) the cessation or limitation from any cause whatsoever, other than reimbursement and/or payment in full, of the liability of the other Applicant(s) or any other Person for the Obligations; (iii) any lack of authority of any officer, director, partner, agent or other Person acting or purporting to act on behalf of the other Applicant(s) or any defect in the formation of the other Applicant(s); (iv) any act or omission by Bank which directly or indirectly results in or aids the discharge of the other Applicant(s) by operation of law or otherwise, or which in any way impairs or suspends any rights or remedies of Bank against the other Applicant(s); (v) any impairment of the value of any interest in any security for the payment and performance under this Agreement, including without limitation, the failure to obtain or maintain perfection or recordation of any interest in any such security, the release of any such security without substitution, and/or the failure to preserve the value of, or to comply with applicable law in disposing of, any such security; or (vi) any modification of the obligations or liabilities of the other Applicant(s) for the Obligations, including without limitation the renewal, extension, acceleration or other change in time for reimbursement or payment of, or other change in the terms of, the indebtedness of any Applicant for the Obligations, including increase or decrease of the rate of interest thereon.

Until all Obligations shall have been paid in full, no Applicant shall have any right of subrogation. Each Applicant hereby waives all rights and defenses it may have arising out of (A) any election of remedies by Bank, even though that election of remedies, such as a non-judicial foreclosure with respect to any security for the Obligations, destroys its rights of subrogation or its rights to proceed against the other Applicant(s) for reimbursement, or (B) any loss of rights it may suffer by reason of any rights, powers or remedies of the other Applicant(s) in connection with any anti-deficiency laws or any other laws limiting, qualifying or discharging any Applicant’s indebtedness for the Obligations. Until all Obligations shall have been paid in full, each Applicant hereby waives any right to enforce any remedy which Bank now has or may hereafter have against the other Applicant(s) or any other Person, and waives any benefit of, or any right to participate in, any security now or hereafter held by Bank. Unless otherwise agreed by Bank, Bank in its discretion may accept an Application or seek or receive Instruction from, or give or send notice to, any Applicant regarding a Credit, including, without limitation, any amendment thereto or waiver of any discrepancy thereunder, and until Bank at the office at which the relevant Credit is issued actually receives written notice of revocation, each Applicant shall be bound by and hereby affirms the Instructions of the other.

[End of text; signature page to follow]

APPLICANT:

BARRETT BUSINESS SERVICES, INC.
	(Corporation or Firm)	(Corporation or Firm)

By:	/s/ James D. Miller	By:

Name:	James D. Miller	Name:

Title:	Vice President-Finance	Title:

(Individual)		(Individual)

(Individual)		(Individual)

Address:	Address:

Facsimile:	( )	Facsimile:	( )

Email:		Email:

Dated as of:	September 18, 2012